NOTICE TO THE MARKET

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE 29.300.016.331

São Paulo, September 03, 2025 - Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market that, on this date, the bonds offering by its wholly owned subsidiary Suzano Netherlands B.V. (“Suzano Netherlands”) was priced, with the issuance of debt instruments on the international market, in the principal amount of one billion US Dollars (US$ 1,000,000,000.00), with yield of 5.667% per annum, with a coupon of 5.50% per annum, to be paid semi-annually and maturing on January 15, 2036 (“Bonds 2036” and “Offering”). The settlement of the abovementioned transaction is expected to be on September 10, 2025.

The Bonds 2036 will constitute senior obligations and will be fully guaranteed by the Company.

The net funds raised by the Company through the issuance of Bonds 2036 will be used for an (i) offer to repurchase, any and all of 5.750% senior notes currently outstanding, issued by Suzano Austria GmbH, maturing in 2026 and guaranteed by the Company, and (ii) offer to repurchase, any and all of 5.500% senior notes currently outstanding, issued by Suzano International Finance B.V. (originally issued by Fibria Overseas Finance Ltd), maturing in 2027 and guaranteed by the Company, in both cases, in accordance with the terms and conditions set forth in the Offer to Repurchase, dated September, 02, 2025, and also for a subsequent make-whole redemption of such notes, subject to market conditions.

The Company and Suzano Netherlands filed a registration statement (including prospectus) with the U.S. Securities and Exchange Commission (SEC) on this Offering. Before investing, the Company advises that the preliminary supplemental prospectus, Form 6-K and other documents that Suzano and Suzano Netherlands have filed with the SEC for complete information on the offering companies and the Offering be read. Such documents can be obtained free of charge by accessing the SEC’s website, www.sec.gov. Alternatively, Suzano, Suzano Netherlands or any underwriter participating in the Offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BofA Securities, Inc. at 1-800-294-1322, or J.P. Morgan Securities LLC at 1-212- 834-4533.

The Bonds 2036 were not and will not be registered at the Securities and Exchange Commission of Brazil (“CVM”). The Bonds 2036 may not be offered or sold in Brazil, except under circumstances that do not constitute a public offering or an unauthorized distribution under Brazilian law and regulations.

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This notice is for informational purposes and is not an offer to sell Bonds 2036, nor is it a solicitation of an offer to purchase Bonds 2036, and there should be no sale of these Bonds 2036 in any state or jurisdiction in which this offer is prohibited, in accordance with the securities laws of the respective state or jurisdiction in which the performance or approval thereof would not be in compliance with securities laws, “blue sky” legislation or other laws of that country.

The transactions mentioned in this document are inserted in the Company’s liability management strategy. Finally, Suzano reiterates its commitment with transparency with its investors.

São Paulo, September 03, 2025.

Vice-President of Finance and Investor Relations